Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TransCanada Corporation

We consent to the use of our audit report dated February 15, 2017, on the consolidated financial statements of TransCanada Corporation, which comprise the Consolidated balance sheets as at December 31, 2016 and December 31, 2015, the Consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the three year period ended December 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information, which is incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Professional Accountants

June 23, 2017
Calgary, Canada